

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 10, 2009

Via U.S. Mail and Fax (415-398-9227)
Mr. J. Chris Steinhauser
Chief Financial Officer
GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA 94111

> **Re: GeoPetro Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed November 9, 2009**
> **File No. 001-16749**

Dear Mr. Steinhauser:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

1. Basis of Presentation and Use of Estimates
Change in Accounting Method and Basis of Presentation – Revenue Recognition, page 7

1.   We considered your response to comment 7 in our comment letter dated August 4, 2009. Please explain to us how you considered the guidance in paragraph 25 of SFAS 69 when concluding that it is appropriate to include royalty payments in gross revenues.

Impairment of Oil and Gas Properties, page 7

2.   We note your disclosure here that no impairment of evaluated properties was recognized at September 30, 2009. This footnote disclosure appears to be inconsistent with your consolidated statements of operations and your discussion on page 17, where you disclose that your $939,703 impairment charge relates to your Canadian oil and gas properties, which were deemed to be fully evaluated in the fiscal quarter ended September 30, 2009. Please revise your disclosure in future filings to ensure that the information is consistent.

Form 8-K/A Filed March 19, 2009

3.   We note your response to prior comment 9, regarding your waiver request for the historical financial statements of Madisonville Gas Processing, LP for the interim period ended September 30, 2007. CF-OCA has considered your request and has responded to you in a separate letter dated November 10, 2009.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                 H. Roger Schwall
                                                Assistant Director